David G. Peinsipp T: +1 415 693 2177 dpeinsipp@cooley.com	VIA EDGAR

May 29, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Stephen Krikorian

RE:	Zynga Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 21, 2014

File No. 001-35375

Dear Mr. Krikorian:

On behalf of Zynga Inc. (the “Company”), we hereby confirm that the Company has received a letter from the Securities and Exchange Commission dated May 15, 2014 with respect to the above-referenced filing (the “Comment Letter”). The Company is currently reviewing the Comment Letter and respectfully requests an extension of time in which to respond to the comment set forth in the Comment Letter. The Company intends to submit a response to the Comment Letter on or before June 13, 2014.

Sincerely,

/s/ David Peinsipp

David Peinsipp

cc:	David Lee, Zynga Inc.

Devang Shah, Zynga Inc.

Yanira Wong, Zynga Inc.

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